:	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-50947

CUSIP NUMBER 19239Y108

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Cogent, Inc.
Full Name of Registrant

Former Name if Applicable

209 Fair Oaks Avenue South Pasadena, CA 91030
Address of Principal Executive Office (Street and Number)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant has delayed the completion of its financial statements for the quarterly period ended March 31, 2008 while it voluntarily consults with the Office of the Chief Accountant of the Securities and Exchange Commission (the “OCA”) regarding the appropriate treatment associated with its settlement agreement with Northrop Grumman. Once the Registrant has considered the views of the OCA, it will complete such financial statements. The Registrant expects that it will file its Quarterly Report on Form 10-Q within the timeframe allowed by Rule 12b-25.

Statements in this form regarding the timing of the completion of the Registrant’s filing of the delayed Form 10-Q are forward-looking statements that involve risks and uncertainties. All forward-looking statements included in this form are based upon information available to the Registrant as of the date of this form, which may change, and the Registrant assumes no obligation to update any such forward-looking statements. These statements are not guarantees of future performance and actual events could differ materially from the Registrant’s current expectations. Factors that may cause the Registrant’s current expectations to change include but are not limited to: the risk that the consultation with the OCA will result in a material delay in reporting the first quarter financial statements; and the risk that the OCA will not concur with the Company’s views as to the appropriate treatment under the Northrop Grumman arrangements.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Paul Kim

Chief Financial Officer

(626) 799-8090

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof. ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Cogent, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 12, 2008	By:	/s/ Paul Kim
Paul Kim Chief Financial Officer